UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Resolves to Make Nidec Copal Corp., Nidec Tosok Corp. and Nidec Seimitsu Corp. its Wholly Owned Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 23, 2013 in Kyoto, Japan

Nidec Resolves to Make Nidec Copal Corp., Nidec Tosok Corp. and Nidec Seimitsu Corp. its Wholly Owned Subsidiaries

Nidec Corporation (“Nidec”)(NYSE:NJ) announced today that, at its board meeting held today, it has resolved to implement share exchange transactions to make Nidec Copal Corporation (“Nidec Copal”), Nidec Tosok Corporation (“Nidec Tosok”) and Nidec Seimitsu Corporation (“Nidec Seimitsu”) wholly owned subsidiaries of Nidec and agreed accordingly with the respective companies. The background of the resolution is as follows.

The business environment surrounding Nidec remained difficult throughout the fiscal year 2012 against the backdrop of a persistent macroeconomic weakness, evidently characterized by the prolonged EU debt crisis and milder-than-expected demand growth in emerging countries, including China. Despite the signs of bottoming out seen towards the end of the last fiscal year, as illustrated by the gradual improvement in the U.S. economy tied to the government’s monetary easing measures and growing anticipations for the Japanese companies turning around on  depreciated Yen, the uptrend still fell short of improving Nidec Group’s business environment in general.

Since undergoing a notable decline in demand for some of its key products used in PCs, digital cameras and liquid-crystal-display panel manufacturing facilities in the second half of the fiscal year, Nidec Group has focused single-mindedly on reshaping its earnings structure to emerge stronger from the increasingly fierce global competitions. As part of the structural reform initiatives, Nidec Group has decided to take a new direction to build on its collective strength by bringing out the best in each of its group companies.

As a result, the company determined that it would be valuable to expand corporate values not only of Nidec Copal, Nidec Tosok and Nidec Seimitsu but of the entire Nidec Group for the purpose of achieving prompt decision-makings and flexible business managements and enhancing the whole group synergies by making Nidec Copal and Nidec Seimitsu, of which businesses are overlapping in small precision motor areas and Nidec Tosok, of which business is overlapping in vehicle installation area, wholly owned subsidiaries of Nidec.

For further details, please visit the Company’s website at:

http://www.nidec.co.jp/english/index.html

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